ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-185398

Registration Statement No. 333-185398-10

August 14, 2013

Access Midstream Partners, L.P.

ACMP Finance Corp.

$400,000,000 5.875 % Senior Notes due 2021

Pricing Term Sheet

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated August 14, 2013 relating to these securities. Certain terms reflected in such preliminary prospectus are superseded below.

Issuers:	Access Midstream Partners, L.P. ACMP Finance Corp.
Guarantors:	All existing subsidiaries (other than Cardinal Gas Services, L.L.C. and ACMP Finance Corp.) and certain future subsidiaries
Security Description:	5.875% Senior Notes due 2021
Distribution:	SEC Registered
Principal Amount:	$400,000,000
Issue Ratings*	Moody’s Ba3; Standard & Poor’s BB
Maturity:	April 15, 2021
Coupon:	5.875%
Public Offering Price:	101.500%, plus accrued and unpaid interest from April 15, 2013
Net Proceeds Before Expenses:	$406,000,000
Yield to Worst:	5.503%
Spread to Treasury:	T + 404 bps
Benchmark:	1.375% UST due July 31, 2018
Interest Payment Dates:	April 15 and October 15
Commencing:	October 15, 2013
Equity Clawback	35% before April 15, 2014 at 105.875%
Optional Redemption:	Callable, on or after the following dates, and at the following prices:
	Date	Price
	April 15, 2015	104.406%
	April 15, 2016	102.938%
	April 15, 2017	101.469%
	April 15, 2018 and thereafter	100.000%
Make-Whole:	T+50 bps prior to April 15, 2015
Change of Control:	Investor put at 101% of principal plus accrued interest
CUSIP:	16524RAC7
ISIN:	US16524RAC79
Minimum Allocations:	$2,000
Increments:	$1,000

Trade Date:	August 14, 2013
Settlement Date:	August 19, 2013 (T + 3)
Joint Book Runners:	Barclays Capital Inc.
BBVA Securities Inc.
Citigroup Global Markets Inc.
RBS Securities Inc.
Wells Fargo Securities, LLC

Senior Co-Managers:	Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
DNB Markets, Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Mitsubishi UFJ Securities (USA), Inc.
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.
Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Capital One Southcoast, Inc.
Comerica Securities, Inc.
Credit Agricole Securities (USA) Inc.
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
SMBC Nikko Securities America, Inc.
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
UBS Securities LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuers have filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, Citigroup Global Capital Markets Inc. toll-free at (800) 831-9146, RBS Securities Inc. toll-free at (866) 884-2071 or Wells Fargo Securities, LLC toll-free at (800) 326-5897.